EXHIBIT 99.2
                                LETTER AGREEMENT



TO:  Raven Moon International, Inc.


By the receipt of 900,000 shares of Free Trading Common Raven Moon International, Inc. stock, Ronald D. Hayes acknowledges that he has been paid in full as an Administrative Consultant for services rendered in the year 2000.

Furthermore, by the receipt of these same shares Ronald D. Hayes acknowledges that he has been paid in full for any and all outstanding loans made to Raven Moon International, Inc. including a loan in the amount of $15,000 plus $3,000 in interest for 24 months totaling $18,000 in principal and interest.

These payments have been made to Ronald D. Hayes in the form of two Raven Moon International, Inc. stock certificates numbered #8322 for 90,000 shares and $8414 for 810,000 shares.


March 8, 2001


ACCEPTED AND AGREED TO:



/s/  Ronald D. Hayes
------------------------
     Ronald D. Hayes